Exhibit (d)(2)

Dated 9 August 2019

HSBC SECURITIES (USA) INC.

- and -

LIBERTY GLOBAL PLC

MASTER PUT / CALL AGREEMENT

WE OPERATE IN THE UK AND ITALY AS SHEARMAN & STERLING (LONDON) LLP, A LIMITED LIABILITY PARTNERSHIP ORGANISED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS. SHEARMAN & STERLING (LONDON) LLP IS AUTHORISED AND REGULATED BY THE SOLICITORS REGULATION AUTHORITY (FIRM SRA NUMBER 211340). A LIST OF ALL PARTNERS’ NAMES, WHICH INCLUDES SOLICITORS AND REGISTERED FOREIGN LAWYERS, IS OPEN FOR INSPECTION AT THE ABOVE ADDRESS. EACH PARTNER OF SHEARMAN & STERLING (LONDON) LLP IS ALSO A PARTNER OF SHEARMAN & STERLING LLP WHICH HAS OFFICES IN THE OTHER CITIES NOTED ABOVE.

i

THIS AGREEMENT is dated 9 August 2019 (the “Agreement”)

PARTIES

(1)	HSBC SECURITIES (USA) INC., whose registered office is at 452 Fifth Ave, New York, NY 10018 (the “Counterparty”); and

(2)	LIBERTY GLOBAL PLC, (registered number 08379990) whose registered office is at Griffin House, 161 Hammersmith Road, London, United Kingdom, W6 8BS (the “Issuer”),

(which are together “the parties” and each “a party” to this Agreement).

1.	DEFINITIONS

1.1	In this Agreement:

“Business Day” means a day other than a Saturday or a Sunday on which banks are generally open for business in the city of New York unless the trading in the Shares on the exchange on which they are then listed is materially disrupted or does not occur at all on such a day;

“Call Option” means the right of one party to require the other party to sell Exercise Shares to such first party, as set forth in Clause 2;

“Commission” means an amount equal to $0.01 per Share or such other amount as the parties may agree from time to time;

“Exercise Date” means: (i) with respect to the Options granted under Clause 2.1, any Business Day on which the Counterparty has purchased Shares pursuant to an Off-Market Framework Agreement; or (ii) with respect to the Options granted under Clause 2.2 and Clause 2.3: (x) an exercise date pursuant to the executed confirmation supplementing the relevant Option Framework Agreement, if the transaction under such Option Framework Agreement is an option transaction; (y) a settlement date set forth in the executed confirmation supplementing the relevant Option Framework Agreement or any prepayment date specified as an Exercise Date for the purpose of this Agreement, if the transaction under such Option Framework Agreement is a forward transaction; or (z) such other date as may be identified in the Option Framework Agreement as being an Exercise Date for the purposes of this Agreement and any such Options;

“Exercise Notice” means, in respect of each Exercise Date, a written notice (which, for the avoidance of doubt, shall include, but not be limited to, e-mail) sent by the exercising party to a representative of the other party designated in the relevant Off-Market Framework Agreement or Option Framework Agreement to receive notices, specifying the number of Exercise Shares to be acquired following the Exercise Date pursuant to the relevant Option or containing such other information as the Issuer and the Counterparty may agree;

“Exercise Price means, in respect of each Exercise Date: (i) in the case of Exercise Shares acquired by the Counterparty in accordance with an Off-Market Framework Agreement, the price paid by the Counterparty to purchase each Exercise Share (as may be evidenced by the relevant trade confirmation submitted by the Counterparty); or (ii) in the case of an Option Framework Agreement, the per Share price identified as the Exercise Price for the purposes of this Agreement (which price, for the avoidance of doubt, may be zero) in the Option Framework Agreement (including any confirmation supplementing such Option Framework Agreement) and/or any premium or prepayment or other amount that is specified as an Exercise Price in the relevant Option Framework Agreement;

“Exercise Shares” means, in respect of each Exercise Date, the number of any class of Shares equal to (i) the number of such class of Shares that the Counterparty has purchased on such Exercise Date in accordance with the terms of an Off-Market Framework Agreement, in the case of an Off-Market Framework Agreement; or (ii) the number of Shares identified as Exercise Shares in the Option Framework Agreement;

“Off-Market Framework Agreement” means any agreement between the Counterparty and the Issuer identified as an Off-Market Framework Agreement setting out the circumstances in which the Counterparty may acquire Shares;

“Option” means a Put Option or a Call Option, as applicable, and “Options” means more than one of the Put Options and/or Call Options, as applicable;

“Option Framework Agreement” means any agreement (including any confirmation supplementing such agreement) between the Counterparty and the Issuer identified as an Option Framework Agreement setting out the terms of certain option or forward or other transactions between the Counterparty and the Issuer pursuant to which the Issuer may be required, and/or may have the right, to acquire Shares pursuant to this Agreement and which may require the Issuer to pay a premium and/or a prepayment and/or other amount(s) as specified in such agreement (including any confirmation supplementing such an agreement);

“Option Period” means the period between the date of this Agreement and 11 June 2024;

“Put Option” means the right of one party to require the other party to purchase Exercise Shares from such first party, as set forth in Clause 2;

“Settlement” means the settlement of a sale and purchase of Exercise Shares pursuant to an Option, as described in Clause 4; and

“Shares” means any shares issued by the Issuer, as specified by the applicable Option Framework Agreement or Off-Market Framework Agreement.

1.2

Words importing the singular shall include the plural and vice versa and words importing any gender shall include all other genders and references to persons shall include corporations and unincorporated associations.

1.3	The clause headings in this Agreement are for convenience only and shall not affect the interpretation hereof.

1.4

A reference to any statutory provision shall include such provision as from time to time amended, consolidated or re-enacted (whether before or on or after the date at which such reference is required to be construed) and shall be deemed to include provisions of all statutory instruments or orders from time to time made pursuant to such provision.

2.	GRANT OF OPTIONS

2.1	Subject to Clause 2.4 and the exercise procedures set forth in Clause 3:

(a)	the Issuer hereby grants the Counterparty the right to require the Issuer to purchase; and

(b)	the Counterparty hereby grants the Issuer the right to require the Counterparty to sell,

the right, interest and title in the Exercise Shares acquired by or on behalf of the Counterparty in accordance with the terms of any Off-Market Framework Agreement, in each case in consideration of the payment by the Issuer to the Counterparty of an amount in cash equal to the sum of (i) the aggregate of the Exercise Prices for the relevant applicable Exercise Shares being purchased pursuant to the relevant Option, and (ii) the product of the Commission and the number of applicable Exercise Shares.

2.2

Subject to Clause 2.4 and the exercise procedures set forth in Clause 3, the Counterparty hereby grants the Issuer the right to require the Counterparty, in the case of each relevant Option Framework Agreement which contains a right for the Issuer to exercise rights under this Agreement to acquire Exercise Shares from the Counterparty, to sell to the Issuer the Exercise Shares in accordance with this Agreement.

2.3

Subject to Clause 2.4 and the exercise procedures set forth in Clause 3, the Issuer hereby grants the Counterparty the right to require the Issuer, in the case of each relevant Option Framework Agreement which contains a right for the Counterparty to exercise rights under this Agreement to deliver Exercise Shares to the Issuer, to buy the Exercise Shares in accordance with this Agreement.

2.4	The Options granted by the Counterparty and the Issuer under Clauses 2.1, 2.2 and 2.3 shall only be exercisable during the Option Period.

2.5

On the exercise of the Options under Clause 2.2 and/or Clause 2.3 by either the Issuer or the Counterparty in accordance with the exercise procedures set forth in clause 3, and subject to clause 2.7, the Counterparty shall deliver to the Issuer the Exercise Shares applicable for the relevant Option Framework Agreement, and the Issuer shall pay the Counterparty an amount in cash equal to the aggregate of the Exercise Prices for the relevant Exercise Shares being purchased pursuant to the relevant Option. The parties acknowledge that in addition to paying the aggregate of the Exercise Prices for the relevant Exercise Shares, the Issuer may also pay or have paid a premium or prepayment or other amount(s) under the Option Framework Agreement prior to settlement of the relevant Option.

2.6

The Counterparty agrees that it shall not create any liens, charges, encumbrances or other third party rights over or in respect of the Exercise Shares that it requires the Issuer to purchase or is required to sell to the Issuer pursuant to this Agreement.

2.7

If, on any date, pursuant to a transaction entered into by the parties hereto under an Option Framework Agreement (an “Option Framework Transaction”) and pursuant to this Agreement: (i) each party to such Option Framework Transaction has an obligation to deliver a number of Shares to the other party thereto (whether under this Agreement or the Option Framework Transaction); and (ii) either: (x) each party is obliged to deliver the same number of Shares to the other party, in which case each party’s obligation to make such a delivery will be automatically discharged and satisfied; or (y) the aggregate number of Shares that is deliverable by one party to such Option Framework Transaction exceeds the aggregate number of Shares that is deliverable by the other party thereto (whether under this Agreement or the Option Framework Transaction), in which case (without duplication with any provision of similar effect to this Clause 2.7 contained in any such Option Framework Agreement), such obligations shall be replaced by an obligation of the party by whom the larger aggregate number of Shares is deliverable to deliver to the other party the excess of the larger aggregate number of Shares over the smaller aggregate number of Shares. Upon such delivery, each party’s obligations under this Agreement and such Option Framework Agreement will be automatically satisfied and discharged with regard to such Option Framework Transaction.

3.	EXERCISE OF OPTIONS

3.1

With respect to the Options granted under Clause 2.1, on or within three (3) Business Days following any Exercise Date (or such other period as the relevant parties may agree), the Issuer or the Counterparty, as the case may be, may exercise their relevant Option by delivery of an Exercise Notice to the other.

3.2

With respect to the Call Option granted under Clause 2.2, on or within three (3) Business Days following any Exercise Date (or such other date as the relevant parties may agree), the Issuer may exercise such Call Option by delivery of an Exercise Notice to the Counterparty.

3.3

With respect to the Put Option granted under Clause 2.3, on or within three (3) Business Days following any Exercise Date (or such other date as the relevant Parties may agree), the Counterparty may exercise such Put Option by delivery of an Exercise Notice to the Issuer.

3.4

With respect to Shares purchased under an Option granted under Clause 2.1, all dividends and other distributions actually paid or made by the Issuer in respect of such Shares by reference to a record date which falls between the related Exercise Date (but not including the Exercise Date) and the date on which the sale and purchase of the Shares is settled shall belong to, and be payable to, the Issuer.

3.5

For the avoidance of doubt, (i) multiple exercises of the Options are permitted, and (ii) the Counterparty or the Issuer may exercise an Option hereunder with respect to an Option Framework Agreement only if such Option has become exercisable in accordance with the terms of the relevant Option Framework Agreement.

4.	SETTLEMENT OF OPTION EXERCISE

4.1

For each exercise of an Option, Settlement of a sale and purchase of Exercise Shares pursuant to such Option (after giving effect to Clause 2.7 hereof) shall take place no later than five (5) Business Days after such Option is exercised or such other date as the parties may agree (including pursuant to the provisions of a relevant Off-Market Framework Agreement or a relevant Option Framework Agreement); provided that if a Settlement disruption due to an event beyond the control of either party occurs on any scheduled Settlement date, Settlement shall take place as soon as reasonably practicable after such event ceases to exist, unless the parties otherwise agree.

4.2

For each relevant cash payment pursuant to the Options, the Issuer shall pay the Exercise Price by wiring funds to the account of the Counterparty or to such other account as the Counterparty shall inform the Issuer prior to Settlement, by no later than the date of delivery of the Exercise Shares.

4.3	The Issuer shall be responsible for the payment of any stamp duty or financial transaction tax, or similar levy that is due in respect of the purchase or delivery of any Shares from the Counterparty.

5.	PRINCIPAL TRANSACTIONS

The Counterparty and the Issuer acknowledge and agree that nothing in this Agreement shall constitute a party acting as the agent of the other for any purpose. No party shall describe itself as an agent or in any way hold itself out as being an agent of the other(s).

6.	FURTHER ASSURANCE

At all times after the date of this Agreement the parties shall, at their own expense, execute all such documents and do all such acts and things as may reasonably be required for the purpose of giving full effect to this Agreement.

7.	GENERAL

7.1

The parties agree and acknowledge that this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

7.2

Without prejudice to Clause 7.3, no party may, without the prior written consent of the other parties (such consent not to be unreasonably withheld), assign, grant any security interest over, hold on trust or otherwise transfer the benefit of the whole or any part of this Agreement save that: (i) the Counterparty may assign its rights and duties under this Agreement if, and to the extent that, at the same time as such assignment, it assigns its rights and duties under the Option Framework Agreement to the same person and extent in accordance with the Option Framework Agreement; and (ii) the Counterparty may assign its rights and duties under this Agreement if, and to the extent that, at the same time as such assignment, it assigns its rights and duties under the Off-Market Framework Agreement to the same person and extent in accordance with the Off-Market Framework Agreement.

7.3	The parties agree that, to the extent the Counterparty is required by laws and regulation to which it is subject to include such provisions in this Agreement, the following provisions shall apply:

(a)

the terms of the ISDA 2016 Bail-in Article 55 BRRD Protocol (Dutch/French/German/Irish/Italian/Luxembourg/Spanish/UK entity-in-resolution version) (the “ISDA Bail-in Protocol”), as published by ISDA on July 14, 2016 and available on the ISDA website (www.isda.org), are incorporated into and form part of this Agreement. The parties further agree that this Agreement shall be deemed to be a “Protocol Covered Agreement” and that the “Implementation Date” shall be the effective date of this Agreement, each for the purposes of such ISDA Bail-in Protocol, regardless of the definitions of such terms in such ISDA Bail-in Protocol. In the event of any inconsistencies between this Agreement and the ISDA Bail-in Protocol, the ISDA Bail-in Protocol will prevail;

(b)

the terms of the ISDA UK (PRA Rule) Jurisdictional Module to the ISDA Resolution Stay Jurisdictional Modular Protocol (the “UK Jurisdictional Module”), as published by ISDA on May 3, 2016 and available on the ISDA website (www.isda.org), are incorporated into and form part of this Agreement. For purposes thereof (i) the Counterparty shall be a Regulated Entity and/or Regulated Entity Counterparty, as applicable and (ii) the Issuer shall be a Module Adhering Party. The parties further agree that this Agreement will be deemed to be a “Covered Agreement” and that the Implementation Date shall be the effective date of this Agreement as amended by the parties for the purposes of such UK Jurisdictional Module regardless of the definition of such terms in the UK Jurisdictional Module. In the event of any inconsistencies between this Agreement and the UK Jurisdictional Module, the UK Jurisdictional Module will prevail; and

(c)	in the event that:

(i)

the Counterparty becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of this Agreement (and any interest and obligation in or under, and any property securing, this Agreement) from the Counterparty will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement (and any interest and obligation in or under, and any property securing, this Agreement) were governed by the laws of the United Sates or a state of the United States; and/ or

(ii)

the Counterparty or an Affiliate of the Counterparty becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights with respect to this Agreement that may be exercised against the Counterparty are permitted to be exercised to no greater extent than the Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

For the purposes of this Clause 7.3(c) the following terms shall have the meanings set forth below:

(A)	“Affiliate” has the meaning given in the Bank Holding Company Act (12 U.S.C. § 1841(k));

(B)	“Default Right” means any:

(1)

right of a party, whether contractual or otherwise (including, without limitation, rights incorporated by reference to any other contract, agreement, or document, and rights afforded by statute, civil code, regulation, and common law), to liquidate, terminate, cancel, rescind, or accelerate such agreement or transactions thereunder, set off or net amounts owing in respect thereto (except rights related to same-day payment netting), exercise remedies in respect of collateral or other credit support or property related thereto (including the purchase and sale of property), demand payment or delivery thereunder or in respect thereof (other than a right or operation of a contractual provision arising solely from a change in the value of collateral or margin or a change in the amount of an economic exposure), suspend, delay, or defer payment or performance thereunder, or modify the obligations of a party thereunder, or any similar rights; and

(2)

right or contractual provision that alters the amount of collateral or margin that must be provided with respect to an exposure thereunder, including by altering any initial amount, threshold amount, variation margin, minimum transfer amount, the margin value of collateral, or any similar amount, that entitles a party to demand the return of any collateral or margin transferred by it to the other party or a custodian or that modifies a transferee’s right to reuse collateral or margin (if such right previously existed), or any similar rights, in each case, other than a right or operation of a contractual provision arising solely from a change in the value of collateral or margin or a change in the amount of an economic exposure; and

(C)

“U.S. Special Resolution Regime” means the Federal Deposit Insurance Act (12 U.S.C. 1811–1835a) and regulations promulgated thereunder and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (12 U.S.C. 5381–5394) and regulations promulgated thereunder.

7.4

This Agreement, any Off-Market Framework Agreement and any Option Framework Agreement, as supplemented by executed confirmations (if any) supplementing the relevant Option Framework Agreement, constitute the entire, separate and only legally binding agreements between the parties relating to their own subject matter and no variation of this Agreement shall be effective unless made in writing signed by or on behalf of all parties, approved in any manner as may be required by law and expressed to be such a variation.

7.5	This Agreement may be executed in any number of counterparts and execution by each of the parties of any one of such counterparts will constitute due execution of this Agreement.

8.	GOVERNING LAW AND JURISDICTION

This Agreement shall be construed in accordance with, and this Agreement and all matters arising out of or relating in any way whatsoever to this Agreement (whether in contract, tort or otherwise) shall be governed by the law of the State of New York, without regard to any choice or conflict of laws provisions or rules (whether of the State of New York or any other jurisdiction), and the parties hereto irrevocably submit to the exclusive jurisdiction of the Courts of the State of New York in respect of any dispute or claim arising out of or in connection with this Agreement.

In witness whereof, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective authorised persons.

HSBC SECURITIES (USA) INC.

By:	/s/ Jeffrey Nicklas
Name: Jeffrey Nicklas
Title: Director

Signed for and on behalf of

LIBERTY GLOBAL PLC

By:	/s/ Jeremy Evans
Name: Jeremy Evans
Title: Authorized Officer